August 22, 2005

Mr. Gregory Dundas

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington D.C. 20549-0303

Re:	Guaranty Bancshares, Inc.

Schedule 13E-3 filed July 11, 2005

File No. 005-55603

Preliminary Proxy Statement on Schedule 14A

File No. 000-24235

Dear Mr. Dundas:

On behalf of Guaranty Bancshares, Inc. (“Guaranty”), we are filing today, via EDGAR transmission, Amendment No. 1 to Schedule 13E-3 filed July 11, 2005 and Amendment No. 1 to the preliminary proxy statement (the “Preliminary Proxy Statement”) relating to the proposed merger of GB Facilitation, Inc. with and into Guaranty.

In response to your August 10, 2005 letter to Tyson T. Abston, President of Guaranty, setting forth the staff’s comments regarding the Schedule 13E-3 and the Preliminary Proxy Statement, Guaranty has the following responses, which are contained in numbered paragraphs that correspond to the numbered paragraphs of the comment letter. The text of each comment is included below. Unless otherwise indicated, capitalized terms used in this letter shall have the same meaning as set forth in the Preliminary Proxy Statement.

Schedule 13E-3

General

1.	Each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for GB Facilitation and the other Guaranty affiliates since you have included them as filing persons. This includes, but is not limited to, its purposes for, alternatives considered to, reasons for engaging in the going private transaction and interests in securities of the subject company, including securities transactions during the past 60 days. See Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

The staff is directed to Item 8 on page 6 of Schedule 13E-3 which incorporates by reference the information set forth in the Preliminary Proxy Statement in the section entitled “Special Factors – Fairness Determination by Merger Subsidiary and the Filing Persons” on page 19. This section provides that GB Facilitation and the filing persons relied upon the factors considered by and have expressly adopted the analysis and conclusions of the Board of Directors of Guaranty in forming their beliefs as to the transaction. The information related to the purposes for, alternatives considered to, and reasons for engaging in the transaction are also incorporated into the Schedule 13E-3 by reference to the information set forth in the Preliminary Proxy Statement in the sections entitled “Purpose and Reasons for the Merger” on page 10 and “Alternatives Considered” on page 12. The information related to the transactions in Guaranty common stock involving the Filing Persons during the last 60 days is incorporated into Item 11 of the Schedule 13E-3 by reference to the section of the Preliminary Proxy Statement entitled “Guaranty Common Stock Purchase and Sale Information” which begins on page 55.

Preliminary Proxy Statement on Schedule 14A

2.	Please revise the proxy statement to clarify that it is in preliminary form.

The staff is directed to the cover page of the Preliminary Proxy Statement, which has been revised to clarify that the proxy statement is in preliminary form.

3.	We note that you have not yet included your proxy card in your filing. Please file your proxy card in preliminary form with your revised proxy statement. Your filed proxy card should comply with Rule 14a-6(e)(l) of the proxy rules.

The staff is directed to the form of the proxy card which has been attached to the end of the Edgar version of Amendment No. 1 to the Preliminary Proxy Statement.

Cover Page

4.	Eliminate the use of defined terms on the cover page and in the forepart of the document.

The staff is directed to the letter to shareholders, the cover page, the section entitled “Summary Term Sheet” and the section entitled “Questions and Answers,” where the defined terms have been removed.

5.	Disclose here or in the letter to shareholders that management owns 32% of the voting stock and whether they have indicated how they will vote.

The staff is directed to the cover page where additional disclosure has been provided to include management’s ownership percentage of Guaranty common stock and how management expects to vote those shares.

6.	Disclose prominently here or in the letter to shareholders that dissenters’ rights are available to shareholders who perfect dissenters’ rights.

The staff is directed to the letter to shareholders which has been revised to state in boldface type that dissenters’ rights are available to Guaranty shareholders under the applicable provisions of Texas law.

Summary Term Sheet, Page 1

General

7.	Substantially revise the summary term sheet to limit it to a brief description in bullet point format of the most material terms of the transaction, such as each filing person’s fairness determination with respect to each group of unaffiliated shareholders. Consider putting the fairness section on page 1 or 2. Also, revise to eliminate overlap with the Q&A and to order the disclosure so that the information of most interest to shareholders appears before other information. The Q&A could be limited to procedural matters relating to the shareholders meeting. Refer to Item 1001 of Regulation M-A.

The staff is directed to the section entitled “Summary Term Sheet” on pages 1-5, which has been revised to eliminate certain of the information previously included in order to limit it to a brief description of the most material terms of the transaction and to avoid repetition of the information contained in the section entitled “Question and Answers”. Further, the summary of the determination of the fairness of the transaction by Guaranty and each person identified as a filing person on the Schedule 13E-3 has been moved to page 2.

The staff is also directed to the section entitled “Questions and Answers” on pages 7-9, which has been revised to include primarily procedural matters relating to the special meeting of shareholders.

8.	Please revise to more prominently identify the other filing parties engaged in this transaction. In this regard, you should clarify that the executive officers and directors of Guaranty and GB Facilitation are affiliates engaged in the transaction and filing persons on the Schedule 13E-3. Also, revise to summarize the interests of your executive officers and directors in the merger and emphasize any interests that differ from the unaffiliated security holders.

The staff is directed to the second paragraph on page 2, which has been revised to include additional disclosure to identify the other filing parties engaged in the transaction. The staff is also directed to section entitled “Additional Effects of the Merger on Affiliated Shareholders” on page 3, which has been revised to clarify that the executive officers and directors of Guaranty and GB Facilitation are deemed affiliates engaged in the transaction and are filing persons on the Schedule 13E-3. This section includes a summary of the interests of the affiliated shareholders that differ from those of the unaffiliated shareholders.

9.	We note that Guaranty has in the past paid dividends on a fairly regular basis. Given that some unaffiliated shareholder will continue to own an equity stake in the company going forward, discuss in the Summary Term Sheet section the impact of the merger on its ability or future intent to pay dividends.

The staff is directed to the section entitled “Guaranty Plans to Continue to Pay Semi-Annual Dividends” on page 4 where additional disclosure has been provided regarding Guaranty’s future intent to pay dividends and the impact of the merger on such plans.

What You Will Receive in the Merger, Page 1

10.	Expand the discussion of how you may aggregate shares for purposes of determining who will be cashed out in the merger. Explain the basis upon which such determination will be made, and note whether shareholders may have a say in your decision. We note the disclosure later in the proxy statement on page 8, which seems to imply that you will not generally aggregate.

The staff is directed to the section entitled “Determination of Shares Held” on page 1, where additional disclosure has been provided regarding how Guaranty will aggregate shares for purposes of determining which shareholders will be cashed out in the merger and which shareholders will continue to hold their shares. The additional disclosure clarifies that Guaranty has sole discretion, without the input of the shareholder, in determining when shares will be aggregated.

The staff is supplementally advised that the disclosure on page 8 that shares held of record and shares held in street name will not be combined for voting purposes addresses only aggregation for voting purposes, and does not relate to aggregation for purposes of determining a shareholder’s treatment in the merger.

Fairness of the Transaction, Page 4

11.	In the Summary Term Sheet, provide a statement as to all other filing person’s belief as to the fairness of the merger to unaffiliated shareholders.

The staff is directed to the section entitled “Fairness of the Transaction” on page 2, which has been revised to include a statement that all other persons who filed the Schedule 13E-3 believe that the merger is fair to Guaranty’s unaffiliated shareholders.

Proposed Amendment to Articles of Incorporation, Page 4

12.	Expand this section to briefly discuss the parameters of the company’s right of first refusal on share transfers. That is, discuss the thirty-day notice period shareholders will be required to provide, and the fact that the price to be paid by the company will be set by a third party other than the shareholder.

The staff is directed to the second paragraph on page 5, where additional disclosure has been provided to discuss the thirty-day notice period that shareholders will be provided, and that the price to be paid by Guaranty in connection with its right of first refusal will be based on periodic independent third party appraisals of the Guaranty common stock that Guaranty intends to obtain following the merger.

Shares Entitled to Vote; Quorum and Vote Required, Page 5

13.	Please revise to also disclose the number and percentage of outstanding shares held by unaffiliated security holders that must be voted in favor of the merger in order to approve the transaction. Also, note that officers and directors who hold shares have stated they intend to vote in favor of the merger.

The staff is directed to the section entitled “Shares Entitled to Vote and Vote Required” on page 5, which has been revised to provide disclosure of the number and percentage of outstanding shares of Guaranty common stock held by unaffiliated shareholders that must be voted for approval of the merger agreement and the amendment. This section has also been revised to clarify that the shares held by directors and executive officers are expected to be voted in favor of the merger agreement and the amendment.

A Warning About Forward Looking Statements, Page 6

14.	We note your reference to the Private Securities Litigation Reform Act. Section 27A(b)(1)(E) of the Securities Act of 1933 and Section 21E(b)(1)(E) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with going private transactions. Please revise.

The staff is directed to the first paragraph on page 6, where the references to the safe harbor for forward looking statements provided in Section 27A(b)(1)(E) of the Securities Act of 1933 and Section 21E(b)(1)(E) of the Securities Exchange Act of 1934 have been deleted.

15.	Expand the statement regarding updating to clarify that you have a duty to update this document to reflect a material change in information previously disclosed, as required by Rule 13e-3(d)(2) and (e)(2).

The staff is directed to the last paragraph on page 6, where additional disclosure has been provided to clarify that Guaranty has a duty to update the Preliminary Proxy Statement to reflect a material change in information previously disclosed.

Q&A, Page 7

May I Vote in Person, Page 8

16.	The second sentence in this section doesn’t appear to belong here, where you are discussing voting in person. Moreover, it confuses the issue of the effect of attending the meeting and voting in person for those who have previously submitted a proxy. Please delete or revise.

The staff is directed to page 8 where the question and answer regarding voting in person has been deleted.

Special Factors, Page 10

Purpose and Reasons for the Merger, Page 10

17.	We note the disclosure in the third paragraph on page 10 and in the last paragraph on page 43. Clarify the company’s reporting obligations after the 13E-3 transaction. For example, the requirements of the Williams Act do not cease until 90 days after you file a Form 15.

The staff is directed to the third paragraph on page 10 and the first paragraph on page 46, where additional disclosure has been provided to clarify that certain of Guaranty’s reporting obligations continue for a period of 90 days following the filing by Guaranty of the Form 15 with the SEC to terminate its registration under the Securities Exchange Act.

18.	We note that the estimated costs of securities law compliance is $350,000. To the extent practicable, please quantify your current costs.

The staff is directed to the fourth paragraph on page 10, where a cross-reference to the detailed quantification of Guaranty’s estimated securities law compliance costs included on page 11 has been added.

Background of the Merger, Page 13

19.	We refer you to the oral report presented by Hoefer & Arnett valuing your shares on June 7, 2005. Provide us, with a view toward disclosure, with a summary of this oral report to the Staff. To the extent material differences exist between these oral reports valuing your shares and the report received from Hoefer & Arnett as of May 17, 2005, your information statement should summarize the differences. Note that Item 1015 of Regulation M-A encompasses both oral and written reports that are materially related to this transaction. Also, please confirm that you have filed all written reports as exhibits to your Schedule 13E-3. Refer to Item 1016(c) of Regulation M-A.

The staff is supplementally advised that the oral report presented to the Guaranty Board of Directors by Hoefer & Arnett on June 7, 2005 was a summary of the written valuation report dated May 17, 2005 prepared by Hoefer & Arnett. There were no material differences between the oral report and the written valuation report. Further, the staff is supplementally advised that Guaranty has filed all written reports required by Item 1016(c) of Regulation M-A as exhibits to the Schedule 13E-3.

Recommendation of the Board of Directors; Fairness of the Merger Proposal, Page 16

20.	We refer you to the discussion of earnings on page 18. In particular, we note that you disclose that the board considered the reported net income for the three years ended December 31, 2002, 2003 and 2004 and Guaranty’s earnings for the first three months of 2005. Please expand this disclosure to more clearly explain and discuss how these factors contributed to the board’s fairness determination.

The staff is directed to the second bullet point on page 18, where the discussion on earnings has been revised to include a discussion of the per share price to be paid in the merger as a multiple of earnings per share for the year ended December 31, 2004. The revised disclosure also includes information regarding how the earnings multiple contributed to the board’s determination of the fairness of the merger.

21.	You disclose that the board did not distinguish between transactions in your common stock involving directors and executive officers and those not involving such persons. The meaning of this statement is not clear. Please expand to disclose the basis for the board’s determination not to differentiate these transactions. That is, were these transactions by affiliates somehow different from those conducted between other shareholders? If so, why should they be discounted?

The staff is directed to the third paragraph under the bullet points on page 18, where the disclosure has been revised to clarify that during the two years prior to the announcement of the merger, the transactions in Guaranty common stock by directors and executive officers were effected in the open market, as were, to management’s knowledge, the transactions in Guaranty common stock by unaffiliated shareholders. Accordingly, because there were no private transactions in the common stock by Guaranty’s directors and executive officers, there is no reason to differentiate the transactions by affiliated shareholders from those by unaffiliated shareholders.

Opinion of Independent Financial Advisor, Page 20

22.	Briefly explain why Hoefer & Arnett used these methodologies for valuing the company, as opposed to other available means of determining the fairness of the transaction to Guaranty’s unaffiliated security holders.

The staff is directed to the third paragraph and bullet points under that paragraph on page 22 where additional disclosure has been provided to explain the three approaches that are generally used to value a business and why Hoefer & Arnett considered these specified methodologies to value Guaranty and determine the fairness, from a financial point of view, of the cash consideration.

23.	Please expand your disclosure for each methodology to discuss the meaning of each range and how they impact or relate to the determination that the transaction is fair. In this regard, explain in narrative form what each analysis is intended to show and how it supports Hoefer & Arnett’s conclusion.

The staff is directed to the Asset Based (Cost) Approach section on page 22, the Market Approach section on page 23 and the Income Approach section on page 24, where additional disclosure has been provided for each methodology, as applicable, to discuss what each methodology is intended to show and how it supports Hoefer & Arnett’s conclusion.

24.	We note that Hoefer & Arnett’s independent valuation report provided that the fair value of the common stock was $24.00 per share. In view of the fact that Hoefer & Arnett utilized a number of different valuation methods, explain how it derived the ultimate value of $24.00 per share. Your expanded disclosure should address the fact that some of the valuation methodologies include ranges with higher and lower implied values per share.

The staff is directed to the first and third paragraphs on page 24, where additional disclosure has been provided to include ranges of implied values per share for each of the valuation methodologies. The staff is also directed to the fourth paragraph on page 24, where additional disclosure has been provided to generally explain how Hoefer & Arnett derived the ultimate fair value of the Guaranty common stock of $24.00 per share.

25.	We note that Hoefer & Arnett conducted an analysis of publicly-traded banking organizations. Expand the disclosure to identify the companies that were compared in this analysis and explain the basis for Hoefer & Arnett’s belief that the companies are comparable.

The staff is directed to the second paragraph on page 23, where additional disclosure has been provided to identify each of the companies that were used by Hoefer & Arnett in its comparable company analysis and to explain Hoefer & Arnett’s belief that the companies used are comparable.

26.	We note the statement that the fairness opinion is for the use and benefit of the board of directors. Please revise to avoid the implication that the opinion cannot be relied upon by investors of the company.

The staff is directed to the fourth paragraph on page 20, where the disclosure has been revised to clarify that the fairness opinion is directed to Guaranty’s Board of Directors and addresses the fairness, from a financial point of view, of the merger consideration to the shareholders of Guaranty.

27.	Please disclose the financial projections and underlying assumptions of the company that were supplied to Hoefer & Arnett and used to formulate its opinion. We note the statements made in the second paragraph on page 21 regarding public disclosure. We also note the projections in exhibit (c)(ii) of your Schedule 13E-3. To the extent that the projections that have been disclosed and will be disclosed have not been prepared in accordance with GAAP, advise us what consideration you have given to whether they require additional disclosure pursuant to Rule 100(a) of Regulation G.

The staff is supplementally advised that the projections disclosed in the valuation report dated May 17, 2005 included as exhibit (c)(ii) of the Schedule 13E-3 were prepared by Hoefer & Arnett based solely on information that Guaranty provided to Hoefer & Arnett in connection with its engagement as Guaranty’s financial advisor. The staff is also supplementally advised that the projections that were included in exhibit (c)(ii) were prepared by Guaranty in accordance with generally accepted accounting principles.

Effects of the Merger on Shareholders Generally, Page 25

28.	Please revise to ensure that you include a materially complete discussion of the detriments of the merger to your security holders. See Instruction 2 to Item 1013 of Regulation M-A. For example, it appears that one of the adverse effects of the merger will be that unaffiliated security holders who will be cashed-out must surrender their shares involuntarily in exchange for a cash price determined by the board. Therefore, security holders will not have the right, as a result of the merger, to dispose of their shares at a time and for a price of their choosing. Please revise the body of your disclosure and your summary term sheet to address this and any other detrimental effects of this transaction on your security holders.

The staff is directed to the section entitled “Potential Disadvantages of the Merger” on page 25, which has been added to disclose in one section the potential disadvantages of the merger, including the fact that Guaranty shareholders who will be cashed out in the merger will no longer have the right to sell their shares of Guaranty common stock at the time and for the price they choose.

The staff is also directed to the section of the Summary Term Sheet entitled “Effects of the Merger on Shareholders” on pages 2 and 3, where additional disclosure has been provided to address these matters.

Interests of Executive Officers and Directors in the Merger, Page 28

29.	Please confirm that your affiliates, including your directors and/or executive officers, will not receive any compensation or benefits as a result of this transaction, that will differ from your unaffiliated security holders. Also, confirm that your directors and executive officers will not be compensated any differently following this merger and that there will not be any material alterations to any agreement with your executive officers that will be favorable to them.

The staff is supplementally advised that none of Guaranty’s directors or executive officers will receive any compensation or benefits as a result of the merger that will differ from Guaranty’s unaffiliated shareholders. The staff is also supplementally advised that Guaranty’s directors and executive officers will not be compensated any differently following the merger than they are currently compensated, and that there will not be any material alterations to any agreement with Guaranty’s executive officers that would be favorable to such officers.

Material U.S. Federal Income Tax Consequences, Page 29

30.	Please remove the reference that this discussion “is only for general information.” Security holders are entitled to rely upon the discussion.

The staff is directed to the third paragraph in the section entitled “Material U.S. Federal Income Tax Consequences” on page 31, where the reference to the discussion being only for general information has been deleted.

31.	Describe the federal income tax consequences of the Split Transaction on the Company. See Item 1013(d) of Regulation M-A.

The staff is supplementally advised that Guaranty is not affecting a Split Transaction and accordingly, Guaranty believes that this comment is not applicable to its filing.

Where You Can Find More Information, Page 54

32.	Neither Rule 13e-3 nor Schedule 14A allow you to forward incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please remove the last paragraph beginning on page 54 and ending on the top of page 55.

The staff is directed to the section entitled “Where You Can Find More Information” on page 56, which has been revised to remove the paragraph that referred to the forward incorporation of documents.

Further, attached to this letter is a statement from an authorized officer of Guaranty acknowledging the items set forth in your letter dated August 10, 2005.

If you have any questions or comments regarding this letter, please contact me at (713) 221-1576 or Justin Long at (214) 758-1037.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Charlotte M. Rasche
Charlotte M. Rasche

Acknowledgment of Guaranty Bancshares, Inc.

In connection with the response letter to the Securities and Exchange Commission with respect to the Schedule 13E-3 and Preliminary Proxy Statement of Guaranty Bancshares, Inc. (the “Company”), each filed on July 11, 2005, I, Clifton A. Payne, acting solely in my capacity as Chief Financial Officer of Guaranty, hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GUARANTY BANCSHARES, INC.

By:	/s/ Clifton A. Payne
Clifton A. Payne
Chief Financial Officer